September 24, 2024

Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel

       Re: Evogene Ltd.
           Registration Statement on Form F-1
           Filed September 19, 2024
           File No. 333-282218
Dear Ofer Haviv:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Mike Rimon, Esq.